Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel 011 294 9106
Fax 011 295 9106
Website www.nedcor.co.za

04 JAN -2 AM 7:21

NEDCOR

04012212

29 December 2003

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

SUPPL

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant To Rule 12g3-(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement, released on the JSE Securities Exchange stock exchange news service (SENS), relating to a secondary capital issue, the appointment of an Acting Chief Financial Officer and a continuing cautionary announcement.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc. Stephen I. Siller

dlw 1/20

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875

NEDCOR LIMITED – SECONDARY CAPITAL ISSUE, APPOINTMENT OF ACTING CHIEF FINANCIAL OFFICER AND CONTINUING CAUTIONARY ANNOUNCEMENT

In the trading statement dated 17 November 2003, Nedcor Limited ("Nedcor" or "the group") advised shareholders that the group was further strengthening and streamlining its capital by the optimisation of capital structures, issues of secondary and tertiary capital, and the sale of non-core assets.

At the Nedcor and Old Mutual plc board meetings held on Friday 19 December, Old Mutual plc confirmed its ongoing commitment to the turnaround process at Nedcor and the directors of Nedcor and Old Mutual plc resolved that Nedcor raise R2 billion of additional secondary capital from Old Mutual Specialised Finance (Pty) Ltd ("the secondary capital issue").

The secondary capital issue will be in the form of a subordinated, unsecured 10 year loan, callable by Nedbank on any quarterly interest payment date. The interest rate has been set at 165 basis points above the 3 month JIBAR rate.

Approval for the loan to qualify as secondary capital has been granted by the South African Reserve Bank. The secondary capital issue will take place on or before 31 December 2003.

The newly constituted Group Executive Committee of Nedcor, in conjunction with the Nedcor board and Old Mutual plc, has considered the state of the group's balance sheet and forecast earnings in preparation for the group's financial year-end at 31 December 2003.

The review has concluded that a more conservative approach should be applied to a number of items which affect the group's earnings and/or capital position at year-end. These items include:

- the effect of accounting standard AC133 (IAS 39)
- pre-acquisition adjustments for the BoE acquisition
- additional tax provisions, including deferred tax write-offs
- impairment of capitalised IT costs
- provision for compliance with leasing standard AC105 (IAS 17)
- the translation of foreign assets

The total amount of these items has been estimated at R1.5 - R2.0 billion after taking into account the effects of taxation. The process of reviewing the Group's balance sheet and the re-organisation of the capital structure is continuing, and certainty on the items and amounts can only be provided after the audit process in respect of the financial year-end has been completed.

The group's trading performance is generally in line with the expectations outlined in the trading statement of 17 November. However, headline earnings per share, which includes charges for merger costs and currency translation losses, is now expected to indicate a loss for the year as a result of the inclusion of applicable items included in the above estimate.

In order to make provision for these items and other issues that may arise during the audit process, as well as to ensure the group is adequately capitalised, the board believes it is prudent to proceed with a secondary capital issue.

In the trading statement of 17 November 2003 referred to above, it was announced that a new Group Financial Director would be appointed in 2004. The board of Nedcor is pleased to announce the appointment of Bob Head as acting Chief Financial Officer from 1 January 2004. He will be responsible for group finance, group capital management, and assets and liabilities management (ALCO), and will report directly to group chief executive Tom Boardman.

Bob Head is 45 years old and is currently Strategy Director at Old Mutual plc. He was previously chief executive of smile.co.uk, the highly successful online banking division of the Co-operative Bank plc. Prior to Smile, he was finance director of Prudential Banking plc and online bank egg plc. He qualified as a chartered accountant with PricewaterhouseCoopers, holds a degree in Politics, Philosophy and Economics from Oxford University and is a fellow of the Chartered Institute of Bankers.

The appointment of an acting chief financial officer provides the board with the opportunity to extend the search for the best possible permanent candidate, preferably with international banking experience.

Shareholders are reminded that the group continues to trade under a cautionary announcement and should exercise caution in dealing in the shares until the group publishes its 2003 results on 16 February 2004.

Sandton
22 December 2003

Sponsors to Nedcor:
Merrill Lynch South Africa (Pty) Limited
UBS Corporate Finance South Africa (Pty) Limited
Nedbank Corporate

For further information:
Investor Relations
Don Bowden (Tier 1 Investor Relations)
+27 (0)82 555 8721 / +27 (0)21 702 3102